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October 13, 2000




VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn: Mary K. Fraser, Division of Corporate Finance

RE:      DRUGABUSE SCIENCES, INC.
         COMMISSION FILE NO. 333-96049 APPLICATION FOR WITHDRAWAL

Dear Ms. Fraser:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-96049 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission in February 2000.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $41,400,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders. No securities have been sold under the Registration Statement and no activity in pursuit of the subject offering has been taken since October 11, 2000.

Accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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Securities and Exchange Commission
October 13, 2000
Page 2

If you have any questions regarding the foregoing application withdrawal, please contact Susan Giordano (650-463-5306) or Aimee Gallego-Cochran (650) 463-5409 at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Registrant in connection with the Registration Statement.

Sincerely,

DRUGABUSE SCIENCES, INC.


/s/ Elizabeth Greetham
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Elizabeth Greetham, Chief Executive Officer and
Chief Financial Officer